SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                       CHANTAL PHARMACEUTICAL CORPORATION
                                (Name of Issuer)

                      COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    159300201
                                  (CUSIP Number)

                                 JONATHAN LIDSTER
                         BUCHANAN CAPITAL MANAGEMENT LTD.
                                 BUCHANAN HOUSE
                              3 ST. JAMES'S SQUARE
                                LONDON SW1Y 4JU
                                    ENGLAND
                              011-44-171-973-2766

                (Name, address and telephone number of person
               authorized to receive notices and communications)

                               December 18, 1996
            (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 10 Pages

13D
CUSIP No.  159300201
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                             Buchanan Fund Limited
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 Bermuda
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                - 0 -
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,149,425
OWNED BY       ______________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                - 0 -
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,149,425
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,149,425
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)               5.6%

_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                    CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 10 Pages

13D
CUSIP No.  159300201
____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Buchanan Partners Limited
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [x]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        OO
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                                 England
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER
                                                    - 0 -
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                    2,298,850
OWNED BY       ______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER
                                                    - 0 -
REPORTING      ______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                    2,298,850
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                    2,298,850
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)                  11.2%

_____________________________________________________________________________
          (14)  TYPE OF REPORTING PERSON **
                                                CO
_____________________________________________________________________________
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 10 Pages

ITEM 1.   SECURITY AND ISSUER.

      This statement on Schedule 13D relates to Common Stock ("Common Stock") of Chantal Pharmaceutical Corporation ("Chantal"). The principal executive offices of Chantal are located at 12901 W. Jefferson Blvd., Los Angeles, California 90066.

ITEM 2.   IDENTITY AND BACKGROUND.

      This statement is filed by Buchanan Fund Limited ("Buchanan Fund") and Buchanan Partners Limited ("Buchanan Partners"). Buchanan Fund and Buchanan Partners are collectively referred to herein as the "Reporting Persons" and information regarding each Reporting Person is set forth below.
      Buchanan Fund is a company incorporated under the laws of Bermuda having its principal place of business at 6 Front Street, Hamilton HM 11, Bermuda. The principal business of Buchanan Fund, a private investment fund, is to achieve capital gains and appreciation through investments in a variety of financial instruments including international equities, bonds, warrants, convertible bonds, options, futures and foreign exchange.
     Buchanan Partners is a limited corporation organized under the laws of England and Wales with its principal place of business at Buchanan House, 3 St. James's Square, London SW1Y 4JU, England. The principal business of Buchanan Partners, a private investment management firm, is to achieve capital gains and appreciation through investments in a variety of financial instruments including international equities, bonds, warrants, convertible bonds, options, futures and foreign exchange.
     Buchanan Capital Management Ltd. ("Buchanan Capital"), a wholly-owned subsidiary of Buchanan Partners, manages the investment portfolios of the Reporting Persons. Buchanan Capital is a limited corporation organized under the laws of England and Wales with its principal place of business at Buchanan House, 3 St. James's Square, London SW1Y 4JU, England.
     The names, business addresses and principal occupations of the directors of the Buchanan Fund are as follows:
          (a) Sharanbir Brijnath, Buchanan Capital Management Limited, Buchanan House, 3 St. James's Square, London SW1Y 4JU, England. Mr. Brijnath is an Executive Director of Buchanan Capital.
          (b) John C. R. Collis, Conyers, Dill & Pearman, Clarendon House, Church Street, Hamilton HM 11, Bermuda. Mr. Conyers is a partner of Conyers, Dill & Pearman, a law firm.
          (c) Luis A. Douglas, Bank of Bermuda Building, 6 Front Street, Hamilton HM 11, Bermuda. Mr. Douglas is an Executive Vice President of Corporate Trust and Systems and Operations of The Bank of Bermuda Limited.
          (d) Dr. Terry A. Marsh, Hans School of Business, University of California, Berkeley, California 94720. Dr. Marsh is a Professor of Finance at the University of California, Berkeley.
          (e) Robert R. Rans, Performa Securities Limited, 73 Front Street, Hamilton HM 12, Bermuda. Mr. Rans is the President of Performa Securities Limited, an investment management company incorporated in Bermuda.
          (f) Kevin Rowe, Buchanan Capital Management Limited, Buchanan House, 3 St. James's Square, London SW1Y 4JU, England.


                                Page 4 of 10 Pages

          (g) David T. Smith, Bank of Bermuda Building, 6 Front Street, Hamilton HM 11, Bermuda. Mr. Smith is Vice President of Corporate Trust of The Bank of Bermuda Limited, and also serves as Secretary to the Buchanan Fund.
          (h) Anthony D. Whaley, Conyers, Dill & Pearman, Clarendon House, Church Street, Hamilton HM 11, Bermuda. Mr. Whaley is an associate of Conyers, Dill & Pearman.
     Except as indicated above, there are no executive officers of Buchanan
Fund.
     The officers and directors of Buchanan Partners and Buchanan Capital, and their principal business occupations, are as follows:
          (a)  Peregrine Moncreiffe, Chief Executive Officer;
          (b)  Sharanbir Brijnath, Executive Director;
          (c)  Richard Webb, Trading Director;
          (d)  Mark Pearson, Executive Director; and
          (e)  Jason Hathorn, Executive Director.
     The business address of each of the foregoing persons is Buchanan House, 3 St. James's Square, London SW1Y 4JU, England.
     None of the persons described in this Item 2, during the last five years,
(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Reporting Persons each entered into an Offshore Securities Subscription Agreement, dated as of October 16, 1996, with Chantal providing for the purchase, in a Regulation S offering, of an aggregate of $2,000,000 principal amount of 8% Convertible Debentures due September 18, 1998 (the "Debentures"). The Debentures are convertible into Common Stock of Chantal at a conversion price equal to the lower of (a) 80% of the average closing bid price of the Common Stock for the five business days immediately preceding the date of a Debenture holder's giving notice of conversion or (b) 85% of the average of the closing bid price of the Common Stock for the five business days immediately preceding the date of subscription by the Holder as reported by the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The Debentures are convertible into shares of Common Stock as to one-third of the principal amount of each Debenture after 45 days from the date of issuance (October 30, 1996), an additional one-third after 75 days from the date of issuance and the balance after 90 days from the date of issuance. By virtue of the expiration of the conversion limitations and the decline in the price of Chantal Common Stock, the Reporting Persons may be deemed to be the beneficial owners of 5% or more of the outstanding shares of Common Stock of Chantal. On December 18, 1996, each of the Reporting Persons gave notice of conversion of $330,000 of Debentures, at a then conversion price of $1.42 per share of Common Stock or 235,654 shares of Common Stock for each Reporting Person. Chantal has failed to honor the Reporting Persons' notices of conversion, and accordingly, liquidated damages are due the Reporting Persons under the terms of the Debentures. As a result of Chantal's continuing failures to honor the conversion notice and to pay liquidated damages, upon formal notice and failure to cure, an "Event of Default" will have occurred under the Debentures and the Reporting Persons may deem the Debentures immediately due and payable. The Reporting Persons are reviewing their alternatives in light of the decline of the Common Stock price since the December 20 conversion notice, the failure of Chantal to honor the conversion notice, and the failure of Chantal to pay liquidated damages. Such alternatives include, without limitation, demanding repayment of the Debentures, seeking to convert the Debentures at current market prices, or reaching agreement for a negotiated repurchase or restructuring of the Debentures by Chantal.
      The source of the funds used to make the purchases of the Debentures was working capital and no part of the purchase price was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading or voting the securities. The aggregate principal amount of the Debentures held by the Reporting Persons and the net investment cost of such Debentures was as follows:

                                  Aggregate                       Net
          Name                    Principal Amount             Investment Cost

   Buchanan Fund Limited          1,000,000                      $1,000,000.00
   Buchanan Partners Limited      1,000,000                      $1,000,000.00

      If the Reporting Persons were to convert the Debentures at the Conversion Price in effect on July 10, 1997, each of the Reporting Persons would hold 1,149,425 shares of Common Stock.

                                Page 5 of 10 Pages

ITEM 4.   PURPOSE OF THE TRANSACTION.

      The Reporting Persons acquired the Debentures for investment purposes, without limiting their ability following conversion to sell the Common Stock in accordance with Regulation S or pursuant to an effective registration statement. Under the Offshore Securities Subscription Agreement, the Reporting Persons have the right to demand the filing of a registration statement under the Securities Act of 1933, as amended, permitting their resale of shares of Common Stock received upon conversion, if such resale is not permitted under Regulation S. As described in Item 3 above, Chantal is in default under the Debentures, and the Reporting Persons do not currently hold any shares of Common Stock. Subject to compliance with the applicable securities laws, if shares of Common Stock are issued upon conversion of the Debentures, the Reporting Persons may offer and sell Common Stock from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices relating to the then-current market price, or in negotiated transactions.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

      Each of the Reporting Persons gave notice of conversion of one-third of the principal amount of its Debentures on December 18, 1996 at a conversion price of $1.42. Chantal has not honored the Reporting Persons' request for conversion.
      The aggregate number and percentage of shares of Common Stock which would be held by the Reporting Persons upon conversion of the Debentures if they were converted based on the conversion price in effect on July 10, 1997 is as follows:

                               Number of                      Percentage of
Name                           Common Shares                  Common Shares

Buchanan Fund Limited          1,149,425                          5.6%
Buchanan Partners Limited      1,149,425                          5.6%

      The Debentures purchased by the Reporting Persons represented $2,000,000 of an aggregate of $5,000,000 of Debentures issued by the Company. The foregoing percentages assume that none of the other Debentures are converted.
      Because of the decline in the share price of the Common Stock and the expiration of the conversion limitations described above, the Debentures held by the Reporting Persons are convertible into 5% or more of the Common Stock.
                                Page 6 of 10 Pages

      Upon conversion at the current share price, the Reporting Persons would own in the aggregate 2,298,850 of the outstanding shares of Common Stock of Chantal. Were all the Debentures held by the Reporting Persons and the other holders thereof converted into Common Stock, Chantal would be required to issue in excess of the number of its currently authorized but unissued shares.
       The approximate aggregate percentage of shares of Common Stock beneficially owned by the Reporting Persons is based on 18,190,516 shares outstanding, which is the total number of shares of Common Stock outstanding as of April 15, 1997, as reflected in Chantal's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") for the quarterly period ended March 31, 1997 (which is the most recent Form 10-Q on file with the SEC.
      (b) The power to vote the Common Stock upon conversion of the Debentures with respect to each Reporting Person noted in paragraph (a) above is set forth on the cover sheet of the Schedule 13D for each Reporting Person.
      Buchanan Partners, because of its equity ownership of Buchanan Capital, may be deemed to indirectly beneficially own 2,298,850 or 11.2% of the shares of Common Stock by virtue of Buchanan Capital's investment advisory relationships with Buchanan Fund and Buchanan Partners, pursuant to which Buchanan Capital provides discretionary investment advisory services.
      (c) The Reporting Persons each acquired 20 Debentures as of October 30, 1996 at a price of $50,000 per Debenture. The Reporting Persons each gave notice of conversion at a conversion price of $1.42 per share of Common Stock of one-third of their principal amounts of the Debentures on December 18, 1996. Chantal has not honored these notices of conversion.
      (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.
      (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Under Offshore Securities Subscription Agreements between each of the Reporting Persons and Chantal, dated October 16, 1996, the Reporting Persons each acquired 20 Debentures at $50,000 per Debenture on October 30, 1996.
Upon conversion of the Reporting Persons' Debentures into Common Stock, the Reporting Persons would acquire beneficial ownership of more than 4.99% of the Common Stock. Under the Debentures, the conversion price of a Debenture is lower of (a) 80% of the average closing bid price of the Common Stock for the five business days immediately preceding the date of a Debenture holder's giving notice of conversion or (b) 85% of the average of the closing bid price of the Common Stock for the five business days immediately preceding the date of Subscription by the Holder as reported by NASDAQ.

      Except as described above and in Items 2 and 5, none of the Reporting Persons is a party to a contract, arrangement, understanding or relationship with respect to any securities of Chantal.


                               Page 7 of 10 Pages

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Filed herewith as Exhibit I is a written agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Act.

      Filed herewith as Exhibit II is the Subscription Agreement.

      Filed herewith as Exhibit III is a Form of Debenture.



















                                Page 8 of 10 Pages

                                    SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  July 11, 1997             BUCHANAN FUND LIMITED

                                  By: Buchanan Capital Management Limited
                                      Investment Manager

                                  By:  /s/ Jason Hathorn
                                      _________________________________
                                      Jason Hathorn, Executive Director



                                  BUCHANAN PARTNERS LIMITED

                                  By: Buchanan Capital Management Limited
                                      Investment Manager

                                  By:  /s/ Jason Hathorn
                                      _________________________________
                                      Jason Hathorn, Executive Director












                               Page 9 of 10 Pages